Zimmer Holdings, Inc.

345 East Main Street
Warsaw, IN 46580
574.267.6131
www.zimmer.com
November 4, 2008
VIA EDGAR
Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Sutton Place
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	Zimmer Holdings, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-16407
Dear Mr. Vaughn:
     On behalf of Zimmer Holdings, Inc. (“we”, “us”, “our” or the “company”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated October 22, 2008 relating to the company’s 2007 annual report on Form 10-K. For the sake of convenience, we have reproduced the comment in bold-face below, with our response thereto following such comment.
Form 10-K as of December 31, 2007
Item 8. Financial Statements and Supplementary Data, page 37
Note 2. Significant Accounting Policies, page 44
Revenue Recognition, page 44
1.	Comment: We note that approximately 20 percent of your net sales are through stocking distributors, healthcare dealers, dental practices and dental laboratories. In future filings please expand your revenue recognition policy to specifically address payment, exchange, price protection, discounts, sales incentives and other significant matters that affect your revenue recognition from these types of sales. Refer to SAB 104 and SFAS 48 as necessary.

Response: We will expand the disclosure of our revenue recognition policy to specifically address, as applicable, payment, exchange, price protection, discounts, sales incentives and any other significant matters that affect revenue recognition from sales through stocking distributors, healthcare dealers, dental practices and dental laboratories. Matters that are insignificant or not applicable to our revenue recognition policy will not be addressed in the disclosure. In response to the Commission’s comment, the following is a draft of the relevant paragraph from our 2007 annual report on Form 10-K that we have revised in accordance with this response:

Securities and Exchange Commission	November 4, 2008
Page Two
“Sales to stocking distributors, healthcare dealers, dental practices and dental laboratories account for approximately 20 percent of our net sales. With these types of sales, revenue is recognized when title to product passes, either upon shipment of the product or in some cases upon implantation of the product. Product is generally sold at contractually fixed prices for specified periods. Payment terms vary by customer, but are typically less than 90 days. In some cases sales incentives may be earned by a customer for purchasing a specified amount of our product. We estimate whether such incentives will be achieved and, if so, recognize these incentives as a reduction in revenue in the same period the underlying revenue transaction is recognized. Occasionally products are returned and, accordingly, we maintain an estimated sales return reserve that is recorded as a reduction in revenue. Product returns were not significant for the years ended December 31, 2007, 2006 and 2005.”
     We will make comparable disclosure in future filings which discuss our revenue recognition policies.
     As requested in the letter, the undersigned, on behalf of the company, acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If I can be of assistance in answering any additional questions in connection with this response, please contact me at (574) 372-4264 or at james.crines@zimmer.com.

Very truly yours,
/s/ James T. Crines
James T. Crines
Executive Vice President, Finance and Chief Financial Officer